Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

January 29, 2020
David L. Orlic, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	Nuveen Churchill BDC Inc.
Form 10
File No. 000-56133
Dear Mr. Orlic:
On behalf of Nuveen Churchill BDC Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on January 22, 2020 regarding the Company’s initial registration statement on Form 10 (File No. 000-56133) filed on December 23, 2019. The Staff’s comments are set forth below and are followed by the Company’s responses. All page numbers herein refer to the Company’s amended registration statement on Form 10 (File No. 000-56133) (the “Amended Registration Statement”) filed on January 29, 2020.
General

1.	Portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them.
Response: The Company acknowledges the Staff’s comment.
Explanatory Note, page 1

2.	Please disclose in the bolded bullets, if true, that repurchases of shares by the Company, if any, are expected to be very limited.
Response: The Company has revised page 1 of the Amended Registration Statement in accordance with the Staff’s comment.
The Company — Nuveen Churchill BDC Inc., page 4

3.
Please disclose in plain English what qualifies as a “performing” middle market company and “privately originated debt.” Please also make clear that the companies issuing this debt will generally be eligible portfolio companies as described below in the registration statement.

Response: The Company has revised page 4 of the Amended Registration Statement in accordance with the Staff’s comment.

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David L. Orlic, Senior Counsel January 29, 2020 Page 2

The Investment Sub-Adviser — Churchill Asset Management LLC, page 5

4.	Please consider updating the data disclosed as of June 30, 2019 appearing in the second paragraph of this section.
Response: The Company has revised page 5 of the Amended Registration Statement in accordance with the Staff’s comment.
Base Management Fee, page 8

5.	Please disclose the portion of the management fee to be retained by the Adviser and the portion to be paid to the sub-adviser.
Response: The Company has revised page 9 of the Amended Registration Statement in accordance with the Staff’s comment.
Incentive Fee, page 9

6.	Please provide an estimate of total operating expenses as a percentage of net assets.
Response: The Company directs the Staff to the Consolidated Financial Highlights table in Note 8 to the Company’s Consolidated Financial Statements, which includes a ratio of net expenses to average net assets.

7.
Please advise in your response how the Exchange Listing would increase the burdens on the Adviser’s management duties sufficiently to justify an increase in compensation. Also, please advise how it was determined that it was appropriate for the Board currently to determine the compensation to the Adviser for some unspecified date in the future, instead of amending the Advisory Agreement, with shareholder approval, at the time of the Exchange Listing.

Response: The Company respectfully advises the Staff that the Board of Directors of the Company (the “Board”) held an in-person meeting on December 9, 2019 (the “Meeting”). At the Meeting, the Board requested and reviewed all information it deemed necessary for it to evaluate the terms of the Investment Advisory Agreement — including the advisory fees to be paid by the Company to Nuveen Churchill Advisors LLC (the “Adviser”) both before and after any listing of the Company’s shares on a national securities exchange (an “Exchange Listing”) — and determined that the compensation and other terms of the Investment Advisory Agreement were reasonable and fair and in the best interests of the Company and its investors.
The Board reviewed the Adviser’s resources and investment strategy and determined that providing for a lower management fee and no incentive fee at inception would be in the best interests of the Company and its investors. The Board considered that by paying a lower management fee and no incentive fee prior to an Exchange Listing, the Company can scale its portfolio over a timeframe that is sufficient to establish a portfolio consistent with the Company’s investment objectives and strategies. The Board ultimately concluded that the payment of a lower management fee and no incentive fee during the ramp up period is in the best interests of the Company and its investors.
We note that several other BDCs have advisory agreements that provide, from the time of the entity’s inception, for different levels of advisory fees to be charged before and after a liquidity or similar event. For example, TPG Specialty Lending, Inc. (“TPG”), TCG BDC, Inc. (f/k/a, Carlyle GMS Finance, Inc.) (“TCG”), and Crescent Capital BDC, Inc. (“Crescent”), Bain Capital Specialty Finance, Inc. (“Bain”), Golub Capital Investment Corp. (“Golub”), BC Partners Lending Corporation (“BC Partners”), Owl Rock Capital Corporation (“ORCC”) and Owl Rock Technology Finance Corporation (“ORTFC”) all have advisory agreements that provide for different advisory fees following an initial public offering (“IPO”).

David L. Orlic, Senior Counsel January 29, 2020 Page 3

The Board compared the Adviser’s pre- and post-Exchange Listing advisory fees to those of other BDCs that provided or contemplated similar access to liquidity for their investors as the Company and determined that if an Exchange Listing were to occur, it would be appropriate for the Adviser to receive a management fee and an incentive fee consistent with advisory fees paid by business development companies (“BDCs”) with comparable structures, including those that contemplated liquidity or similar events in their advisory fee structures.
In reaching the foregoing conclusion, the Board understood that by the time of an Exchange Listing market practice could change or the Board could otherwise conclude that the Adviser’s performance did not warrant the level of fees paid by the Company. However, the Board also considered that Section 15 of the Investment Company Act (i) permits the Board or a majority of the Company’s shareholders to terminate the Investment Advisory Agreement on 60 days’ notice and (ii) requires the Investment Advisory Agreement to be approved by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, by a majority of the independent members of the Board annually after the two year anniversary of the Investment Advisory Agreement’s effective date. As such, the Board recognized that it would have the opportunity to review and revise the Company’s advisory fee structure in the future or otherwise terminate the Company’s relationship with the Adviser.
In addition, the Board considered the fact that each investor will be provided with a copy of the Investment Advisory Agreement and the private placement memorandum, each of which contains disclosure regarding the advisory fee structure. Furthermore, each investor will sign a Subscription Agreement only after having received such disclosures, and by investing, each investor will specifically agree to the advisory fee structure, including the higher advisory fees upon an Exchange Listing.
For the foregoing reasons, the Board determined that the advisory fee structure was appropriate and in the best interests of the Company and its shareholders.
Further, the Investment Advisory Agreement is consistent with Section 15(a) of the Investment Company Act1 because it was approved by the Company’s shareholders as of its effective date and, as required by Section 15(a), it (1) precisely describes the compensation to be paid thereunder; (2) provides that after the second anniversary of its effective date it will be approved at least annually by the board or a majority of the Company’s shareholders; (3) it may be terminated at any time, without penalty, by the board or by a majority of the Company’s shareholders on not more than sixty days’ written notice to the investment adviser; and (4) it provides for its automatic termination in the event of its assignment.
1 Section 15(a) of the Investment Company Act states:
“It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company, and—
(1) precisely describes all compensation to be paid thereunder;
(2) shall continue in effect for a period more than two years from the date of its execution, only so long as such continuance is specifically approved at least annually by the board of directors or by vote of a majority of the outstanding voting securities of such company;
(3) provides, in substance, that it may be terminated at any time, without the payment of any penalty, by the board of directors of such registered company or by vote of a majority of the outstanding voting securities of such company on not more than sixty days’ written notice to the investment adviser; and
(4) provides, in substance, for its automatic termination in the event of its assignment.”

David L. Orlic, Senior Counsel January 29, 2020 Page 4

The management fees and incentive fees are precisely described in the Investment Advisory Agreement and, as discussed above, were determined by the Board, including each of the independent directors, to be in the best interests of the Company and its investors. The Board, after undergoing the deliberate process described above, has satisfied its fiduciary duty and determined that an advisory fee that increases the management fees and incentive fees is reasonable and in the best interests of the Company and its shareholders.
Under any investment advisory agreement, an adviser is paid an advisory fee as compensation for services rendered and expenses assumed. The investment advisory agreement must specify how the advisory fee is calculated and prescribe the payment schedule. Section 15(a) does not require a specific advisory fee structure; instead it only requires that the agreement “precisely describe all compensation to be paid.”2 As acknowledged by the SEC, the fund industry employs a variety of compensation arrangements, including advisory fees based on a fixed percentage of a fund’s net assets, “breakpoint” structures based on fund complex assets or fund assets in addition to a performance fee, performance fees and fulcrum fees.3 In addition, advisory agreements may include different advisory fees driven by specified events and it is common for advisers to agree to cap or waive their advisory fees at specified levels for a certain period of time.4 Advisers have used numerous formulas to institute caps or waive advisory fees, particularly for new funds.5 For example, a breakpoint or cap may be driven by the volume of assets of the fund or an external event, and the timeline for any advisory fee change does not have to be specified and may be uncertain.
The Board approved the Company’s post-Exchange Listing advisory fee in compliance with the provisions of Section 15, while also instituting a lower advisory fee — which is analogous to a capped advisory fee — for the pre-Exchange Listing period. Allowing for a lower advisory fee during the Company’s ramp-up period does not result in any decrease or modification in the nature or level of services provided to the Company, and was determined by the Board to align the Adviser’s interests with the Company’s interests.
The history of Section 15 and judicial authority provide that the board of an investment company is the ultimate arbiter of the advisory fee and, to the extent it fulfills its fiduciary obligations as outlined in the Gartenberg line of cases,6 is given great deference when approving advisory fee structures that are consistent with market
2 15 U.S.C. § 80a-15(a)(1).
3 SEC Division of Inv. Mgmt., Report on Mutual Fund Fees and Expenses (December 2000), available at http://www.sec.gov/news/studies/feestudy.htm; See also Gartmore Mutual Funds, et al. SEC No-Action Letter (Mar. 19, 2004); “Factors To Be Considered in Connection With Investment Company Advisory Contracts Containing Incentive Arrangements,” Sec Rel. Nos. IC-7113, IA-315 (April 6, 1972).
4 Robert A. Robinson, Fund Governance: Legal Duties of Investment Company Directors § 6-5[2][d].
5 Id.
6 Gartenberg v. Merrill Lynch Asset Management, Inc., 573 F. Supp. 1293 (S.D.N.Y. 1983), aff’d, 740 F.2d 190 (2d Cir. 1984); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), aff’d, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034 (1988); Krinsk v. Fund Asset Management, Inc., 715 F. Supp. 472 (S.D.N.Y. 1988), aff’d, 875 F.2d 404 (2d Cir. 1989), cert. denied, 493 U.S. 919 (1989); Meyer v. Oppenheimer Management Corp., 715 F. Supp. 574 (S.D.N.Y. 1989), aff’d, 895 F.2d 861 (2d Cir. 1990); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222 (S.D.N.Y. 1990), aff’d, 928 F.2d 590 (2d Cir. 1991), cert. denied, 502 U.S. 818 (1991); Green v. Fund Asset Management, L.P., 19 F. Supp. 2d 227 (D. N.J. 1998), 53 F. Supp. 2d 723 (D. N.J. 1999), rev’d 245 F.3d 214 (3d Cir. 2001), on remand, 147 F. Supp. 2d 318 (D. N.J. 2001), aff’d 286 F.3d 682 (3d Cir. 2002); Levy v. Alliance Capital Management L.P., 1998 WL 744005 (S.D.N.Y. 1998), aff’d, 189 F.3d 461 (2d Cir. 1999); Krantz v. Fidelity Management & Research Co., 98 F. Supp. 2d 150 (D. Mass. 2000); Strougo v. BEA Associates, 188 F. Supp. 2d 373 (S.D.N.Y. 2002); and Green v. Nuveen Advisory Corp., 295 F.3d 738 (7th Cir. 2002).

David L. Orlic, Senior Counsel January 29, 2020 Page 5

forces.7 Further, the Commission, as amicus curiae in Jones v. Harris Associates, observed that Congress did not intend for the agency to engage in rate regulation or for the courts to engage in judicial price-setting with respect to mutual funds.8
For all of these reasons, the Company believes that (i) the Board has fulfilled its Gartenberg responsibilities; (ii) the fact that the Board approved an advisory fee structure that includes increased management fees and incentive fees due only after an Exchange Listing does not provide a basis for a successful challenge of that advisory fee structure; and (iii) the advisory fee structure is consistent with Section 15(a) of the Investment Company Act.

8.	Please include a graphic depicting the incentive fee, plus examples demonstrating its operation.
Response: The Company has revised page 10 of the Amended Registration Statement to add a graphic depicting the incentive fee in accordance with the Staff’s comment.
The Company respectfully advises the Staff that examples demonstrating the operation of the incentive fee are not required by Form 10. The purpose of the Form 10 is to register the Company’s common stock under the Securities Exchange of 1934. The Form 10 is not an offering disclosure document and it does not require the inclusion of the incentive fee examples. Further, because the Company will not be paying an incentive fee prior to an Exchange Listing, the Company believes that including such incentive fee examples would be confusing to prospective investors and out of context in disclosure prior to an Exchange Listing. As a result, the Company does not believe it is necessary or appropriate to include such disclosure.
Payment of our Expenses, page 10

9.
We note that certain items in this paragraph, for example, subsections (iii) and (iv), are expenses related to the types of activities in which an adviser or sub-advisor would engage in order to determine whether to recommend an investment. See subsection (i) of the third paragraph under the heading “Sub-Advisory Agreement.” Please advise why these items are not included as part of the Section 15 advisory fee.

Response: The Company respectfully advises the Staff that, consistent with industry practice, the Company believes that it is appropriate for the Company to pay the type of expenses listed on page 10 of the Registration Statement, including the expenses described in subsections (iii) and (iv). These types of expenses are not typically considered by BDCs to be within the scope of investment advisory services. For examples, please refer to the investment advisory agreements of Blackstone / GSO Secured Lending Fund,9 Morgan Stanley
7 For example, in a 2000 report on mutual fund fees, the SEC noted that:
[T]he Investment Company Act of 1940 … does not give the commission the direct role of arbiter in determining the appropriate level of fees to be paid by a mutual fund. Rather, the regulatory framework generally allows the level of fund fees to be determined by marketplace competition and entrusts fund independent directors with the responsibility to approve and monitor the arrangements under which funds pay for investment advice or the distribution of their shares.
SEC Division of Inv. Mgmt., Report on Mutual Fund Fees and Expenses (December 2000), available at http://www.sec.gov/news/studies/feestudy.htm.
8 See Brief for the United States as Amicus Curiae Supporting Petitioners at 23 n.6, Jones v. Harris, No. 08-586 (U.S.).
9 The investment advisory agreement for Blackstone / GSO Secured Lending fund is available at: https://www.sec.gov/Archives/edgar/data/1736035/000119312518289712/d595178dex101.htm.

David L. Orlic, Senior Counsel January 29, 2020 Page 6

Direct Lending Fund,10 Owl Rock Capital Corporation11 and Monroe Capital Corporation.12 Additionally, expenses payable by the Company are fully disclosed to investors in each of the Registration Statement, the Company’s private placement memorandum and the Company’s investment advisory agreement.
Expense Support Agreement, page 14

10.	We note the disclosure regarding recoupment in the last sentence of this section. Please add disclosure regarding the three year recoupment limitation.
Response: The Company has revised page 14 of the Amended Registration Statement in accordance with the Staff’s comment.
Creative and flexible capital solutions, page 20

11.
We note the statement that the Junior Capital Investment Team can “pivot between fixed and floating rate cash pay junior debt securities and more bespoke solutions, including non-cash paying yet contractually-yielding solutions.” Please revise to express this in plain English.

Response: The Company has revised page 20 of the Amended Registration Statement in accordance with the Staff’s comment.
Credit Evaluation, page 22

12.
In the chart on page 23, please describe what is meant by “Complete proprietary ESG checklist and determine suitability.” We note that this does not appear to be discussed anywhere else in the disclosure document.

Response: The Company has removed this language from the Amended Registration Statement in response to the Staff’s comment.
Internal Risk Ratings Definitions, page 25

13.	Please disclose the meaning of the term “CSRs” appearing in the chart on the top of page 26.
Response: The Company has revised page 26 of the Amended Registration Statement in accordance with the Staff’s comment.
10 The investment advisory agreement for Morgan Stanley Direct Lending Fund is available at: https://www.sec.gov/Archives/edgar/data/1782524/000104746919006370/a2240018zex-10_1.htm.
11 The investment advisory agreement for Owl Rock Capital Corporation is available at: https://www.sec.gov/Archives/edgar/data/1655888/000156459019004957/owl-ex1015_168.htm.
12 The investment advisory agreement for Monroe Capital Corporation is available at: https://www.sec.gov/Archives/edgar/data/1512931/000119312512427401/d156747dex99g.htm.

David L. Orlic, Senior Counsel January 29, 2020 Page 7

Risk Factors, page 41

14.	Several of the risk factors are a page or more in length. Item 105 of Regulation S-K requires that risk factors be concise. Please revise your risk factors so that they are concise.
Response: The Company has revised the risk factors on pages 43, 49, 51, 52 and 66 of the Amended Registration Statement in accordance with the Staff’s comment.
The Company has a lack of operating history, page 41

15.
Please remove the mitigating factor in the last sentence of this paragraph, which is inappropriate in a risk factor. We have a similar concern regarding the last sentence of the paragraph appearing under the heading “Uncertainty about presidential administration initiatives….” on page 55.

Response: The Company has revised pages 41 and 55 of the Amended Registration Statement in accordance with the Staff’s comment.
The Advisory Agreements were not negotiated on an arm’s length basis …, page 45

16.	Please advise how you may choose not to enforce, or to enforce less vigorously, your rights and remedies under the Advisory Agreements, consistent with your obligations to stockholders.
Response: The Company has removed this risk factor from the Amended Registration Statement in accordance with the Staff's comment.
Recent legislation allows us to incur additional leverage, page 50

17.	Please disclose when the reduced leverage limit will become effective.
Response: The Company has revised page 50 of the Amended Registration Statement in accordance with the Staff’s comment.
Our portfolio may be exposed to risks associated with changes in interest rates, page 51

18.
Please update the disclosure in this paragraph as necessary. For example, we note that the disclosure describes the transition from LIBOR as occurring within the next several years. Similarly, please update the disclosure regarding Brexit appearing in the last full paragraph on page 54.

Response: The Company has revised pages 51 and 54 of the Amended Registration Statement in accordance with the Staff’s comment.
To the extent original issue discount and payment-in-kind interest constitute a portion…, page 63

19.	Please revise the second bullet point in this risk factor to use plain English.
Response: The Company has revised page 63 of the Amended Registration Statement in accordance with the Staff’s comment.

David L. Orlic, Senior Counsel January 29, 2020 Page 8

Contractual Obligations, page 74

20.
In your response, please include a representation that the Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Please also include a general explanation as to why the Company believes it can cover its commitments.

Response: The Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments, and reasonably believes it will maintain adequate coverage to fund such commitments through cash, cash equivalents and/or availability under its credit facility. In addition, the Company has the ability to call capital from shareholders with outstanding unfunded capital commitments, which will provide additional cash for purposes of maintaining adequate asset coverage.
Directors and Executive Officers, page 90

21.
For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure. See Item 401(e) of Regulation S-K.

Response: The Company has revised pages 91-93 of the Amended Registration Statement in accordance with the Staff’s comment.
Promoters and Certain Control Persons, page 97

22.	Please confirm that you have provided all information required by Item 404(c) of Regulation S-K.
Response: The Company has revised page 97 of the Amended Registration Statement in accordance with the Staff’s comment.
Transactions with Related Persons, Promoters and Certain Control Persons, page 99

23.	Please provide the disclosure required by Item 404(b) of Regulation S-K regarding policies for related person transactions.
Response: The Company has revised pages 99-100 of the Amended Registration Statement in accordance with the Staff’s comment.
Action by Shareholders, page 110

24.
Please revise the last sentence to state that the written consent provisions may have the effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

Response: The Company has revised page 110 of the Registration Statement in accordance with the Staff’s comment.

David L. Orlic, Senior Counsel January 29, 2020 Page 9

Item 15. Financial Statements and Exhibits, page 150

25.	Please file the actual agreements as exhibits, not “forms of” the agreements.
Response: The Company acknowledges the Staff’s comment and has filed the actual agreements, and not “form of” agreements, as exhibits to the Amended Registration Statement.
*               *               *

David L. Orlic, Senior Counsel January 29, 2020 Page 10

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Sally Samuel, Esq., Branch Chief
Christian T. Sandoe, Esq., Assistant Director
John D. McCally, Esq., Managing Director and Associate General Counsel, Nuveen
Vlad M. Bulkin, Esq.
Anne G. Oberndorf, Esq.